Duska Therapeutics, Inc
470 Nautilus Street, Suite 300
La Jolla, California 92037
March 20, 2008

Duska Therapeutics, Inc  (the “Company”)  hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Duska Therapeutics, Inc

By:  /s/ Wayne R. Lorgus
Wayne R. Lorgus
Chief Financial Officer